SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the consolidated financial reports of July 2004 to June 2005.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: November 01, 2005
By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

MD&A: Year ending June 2005

QI Systems Inc.

Management Discussion and Analysis

For the Year Ended June 30, 2005

All figures expressed in US Dollars except where noted

October 28, 2004

Overall Performance
For the twelve months ended June 30, 2005

  QI Systems Inc. (“QI” or “the Company”) operates as a designer, developer and marketer of hardware and software for smart cards. The Company is a leading supplier of smart card systems for various vertical markets including vending machines, parking meters, gaming, photocopiers, laundry machines and water operators. QI´s products have been installed in Canada, the United States of America, Venezuela, the United Kingdom and Norway.

The Company´s SmartVend technology enables debit card purchases by consumers from a wide range of vending machine types. The SmartVend system supports many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, Telus, SmartCentric, QI Card, Parcxmart and others. Due to the modular structure of SmartVend, a single unit can run multiple card schemes in parallel and new schemes can be easily added at any time. SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundry machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines. The Company is also expanding its presence in liquid management and control. Initial applications have been in bulk water distribution for municipalities. In the future, the company intends to develop applications for oil and gas wells and water recycling stations.

The Company derives its revenues from the sale of products and systems. The Company´s main products are SmartKit, SmartKit Console, SmartKit Reload Station and QLink. The Company´s central product is SmartKit, a smart card payment terminal is designed for use in vending machines and other unattended point of sale terminals. Leveraging this technology, QI´s engineering team has produced other products to utilize for custom solutions. While QI has primarily concentrated on supplying its products to OEM manufacturers, in the future the Company intends to provide complete compete top-to-bottom smart card solutions, increase its market penetration in existing markets, exploit other vertical markets where smart card technology is applicable and promote system sales that provide the Company with ongoing revenue streams through service contracts, upgrades and process management fees.

In fiscal 2005 the Company continued working towards introducing QI´s products to the gaming industry, with a focus on the North American market and maintained a key business relationship and sales volume to its most significant client, which operates in the parking industry.

The Company incurred a net loss of $921,986 in fiscal 2005 and has incurred losses in past periods. The Company has funded –and expects to be able to continue to fund- its working capital deficiency from the issuance of equity. In 2005 the Company completed a private placement that secured proceeds of $300,000 and received proceeds for $120,300 and $150,000 pursuant to one brokered private placement and one private placement that closed subsequent to fiscal year end (see Subsequent Events).
Selected Annual Information

	12 months ended June 30, 2005	12 months ended June 30, 2004	12 months ended June 30, 2003
Total revenues	$390,111	$383,722	$325,422
(Net loss)	(982,179)	(1,183,895)	(710,175)
(Loss) per share, basic and diluted	(0.04)	(0.06)	(0.04)

	At June 30 , 2005	At June 30 , 2004	At June 30 , 2003
Total assets	$719,257	$362,956	$251,027
Total long-term liabilities	-	-	-
Cash dividends declared	-	-	-

  The Company´s financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. The Company´s reporting currency is the US Dollar.
Results of Operations
For the twelve months ended June 30, 2005
Revenues during the twelve months ended June 30, 2005 were $390,111 derived from the sale of smart card systems and ancillary products to the Company´s client base, particularly within the parking industry. Sales of the Company´s products increased 2% with respect to sales achieved in fiscal 2004 and remain concentrated in a few number of clients. In fiscal 2005, 60% of the Company´s sales were made to one single customer.

Cost of sales during the period was $216,652, which represents 56% of sales, up from total cost of sales of $75,320 (or 20%) in fiscal 2004. The increase comes mainly from thorough inventory adjustments to account for obsolescence. Operating profits were $173,459, or 44% of sales (fiscal 2004: 80%).

Expenses are categorized as Administration, Development Costs, Investor Relations, Marketing, Stock-based Compensation, Corporate Finance, Professional Fees, Bad Debt, Financing Costs and Interest and Amortization.

During fiscal 2005 Investor relations costs of $42,313 were incurred in association with services pursuant to securing capital financing (mainly a brokered private placement that closed subsequent to year end). Most of the investor relation expense accrued in 2005 will be met with the issuance of shares.

Administration expenses were $406,154 (2004: $419,060) which include the following three major expenses: Salaries and Benefits paid to administrative employees and managers of $162,598, Management Fees of $97,962 and $56,684 of Rent Expense. It should be noted that $148,923 of Management Fees and Salary Expense to the Company´s President and CEO remained outstanding at the end of fiscal 2005, and were recorded as a current liability of the Company under Accounts Payable. The Company anticipates that most administrative expenses in fiscal 2006 will remain comparable with 2005 expenses, except for Salaries and Benefits which will increase to reflect the hiring of a full time CFO/COO.

Development costs in 2005 were $269,997 of which the most significant expense is for salaries and benefits paid to employees involved in the development of the Company´s products, which were $173,989 in fiscal 2005. $56,610 was paid to Consultants hired by the Company to assist in the development of technology products and provide guidance to the company´s full-time employees. The third most significant development cost is $20,360 paid for contract labour. Development costs may increase in 2006 to accommodate the Company´s incursion into the gaming and other industries.

Marketing expense of $221,683 consists fundamentally of salaries and benefits of $185,057 and consulting expense of $20,800. Other expenses include travelling expense, vehicle expense and other miscellaneous items.

The Company recorded stock-based compensation expense of $57,149, which was estimated using the Black Scholes Option Pricing Model.

Professional fees of $65,102 include audit and legal fees paid in connection mostly to meeting the Company´s regulatory obligations as a reporting issuer in British Columbia and Alberta, trading in the OTCBB.

QI recorded an operating loss of ($1,004,657) in fiscal 2005. The Company recorded a Gain on Settlement of Debt of $22,472, and a net loss of ($982,179), or ($0.04) per share (Basic and Diluted). The Gain on Settlement of Debt measures the benefit to the Company of having settled certain outstanding debt with a former officer of the Company.

The Company has not incurred any investing activities in fiscal 2005 and fiscal 2004 and may face the need to do so in fiscal 2006, particularly to replace part of the hardware used by its employees to perform their development duties.

In the period, the Company raised $387,300 through the final receipt of funds for a prior year private placement and a further private placement that took place in the year (1,760,455 common shares issued) and secured an additional $17,200 through the exercise of 43,000 stock purchase warrants.

At the end of the 2005 fiscal period, the Company´s cash position was $59,950, with a working capital deficit of ($135,913)).

Summary of Quarterly Results

Qtr ended
		Qtr ended	Qtr ended	Qtr ended
	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004
Total revenues	$22,382	$96,208	$120,152	$151,369
(Net loss)	($495,358)	($181,897)	(192,308)	(112,616)
(Loss) per share, basic and diluted	(0.02)	(0.01)	(0.01)	(0.00)

Qtr ended
		Qtr ended	Qtr ended	Qtr ended
	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003
Total revenues	$146,744	$76,323	$84,701	$75,954
(Net loss)	(441,490)	(149,614)	(130,231)	(462,560)
(Loss) per share, basic and diluted	(0.03)	-	-	(0.03)

Liquidity

QI has incurred operating losses in the last fiscal years and its ability to continue operating as a going concern is contingent on the Company being able to raise equity or debt financing to cover operating deficits until such time as its operations become cash neutral or cash positive.

As of June 30, 2005, the Company´s cash position was $59,950, with a working capital deficit of ($70,777).

The company is not subject to debt covenants and does not anticipate it will incur any default or arrears on payment of leases or debt principal or interest.

Summary of contractual obligations:

Payments due by periods

	Total	Less than 1 yr	1 to 3 years	4 to 5 years	More than 5 yrs
Lease – office premises	110,561	57,684	52,877	-	-
Total contractual obligations	110,561	57,684	52,877	-	-

Capital Resources

The Company is not committed to further capital expenditures for the purchase of property, plant and equipment.

As of June 30, 2005 the Company had 1,780,500 outstanding share purchase options (with exercise prices ranging from $0.15 to $1.63) and 6,626,574 outstanding share purchase warrants (with exercise prices ranging from $0.20 to $0.35).

During the year ended June 30, 2005, 43,000 warrants were exercised for net proceeds of $17,200, 1,363,636 warrants were issued in connection with a private placement (at an exercise price of $0.30 per share and with an expiry date of November 17, 2006) and 3,820,333 warrants expired unexercised.

Also in fiscal 2005, the Company granted 879,500 stock purchase options to officers, employees and consultants, at a price of $0.15 per share. The options expire on December 31, 2009 and vest over four quarters starting on March 31, 2005. No options were exercised in fiscal 2005 and 397,000 options were forfeited.

Transactions with Related Parties

During fiscal 2005, the Company incurred $355,065 in fees and salaries to directors and officers and their related companies. These transactions are in the normal course of operations and are measured at the exchange amount which was the amount established and agreed to by the related parties. $207,999 of these transactions were charged to Administration, $96,142 to Sales and Marketing Expense and $56,610 to Development Expense. $300,597of these fees remained unpaid at June 30, 2005.

Fourth Quarter

In the fourth quarter of fiscal 2005, sales of the Company´s products decreased to $22,382, compared to $96,208 of sales that had been achieved in the immediately preceding quarter. The lower sales in the fourth quarter is due to lack of resources in the third quarter and early fourth quarter precluded the company from being able to pursue new opportunities. During the fourth quarter, the focus of the company was filling existing orders and completing the private placements needed to fund the company on a go-forward basis.

During the fourth quarter, cost and sales and other operating expenses were in line with items in the preceding quarter other than for year-end adjustments. The two most significant year-end adjustments related to recognition of investor relation expense of $42,313 and write-down of inventory of $114,060. Before these year-end adjustments, net loss in quarter four was $ (338,985), compared to a net loss of $181,897 in the preceding quarter.

On May 25, 2005, the Company entered into an Investors Relations agreement with an arms-length party which requires the Company to irrevocably issue 3,000,000 common shares of the Company, having a value of $435,000, to the investor relations firm ("IR") as follows:

1,500,000 shares within 5 days of the agreement date;

750,000 shares within 185 days of the agreement date and,

750,000 shares within 275 days of the agreement date.

One half of the shares issued at each date are to contain an escrow trading restriction until May 26, 2006.

Pursuant to this agreement, a shareholder and an officer of the Company loaned the Company 750,000 free trading shares which were delivered to IR prior to June 30, 2005 on behalf of the Company for the following consideration:

Debt of $36,250 for 250,000 common shares delivered to IR by a shareholder of the Company. This debt was settled by a private placement completed subsequent to June 30, 2005 (Note 12); and 500,000 common shares to be issued for 500,000 common shares delivered to IR by an officer of the Company. In addition, the Company agreed to issue a further 312,500 common shares, valued at $45,313, to this officer as a financing fee.

The Company has recorded the payment of the commitment of 3,000,000 shares as a prepaid expense to be expensed to investor relations expense in the statement of operations over the term of the agreement. At June 30, 2005, the Company had expensed $42,313 to investor relation fees.

Subsequent to June 30, 2005, the Company issued the remaining 750,000 shares of the initial 1,500,000 shares to IR and the 812,500 shares to the officer of the Company as per the above agreements. The Company also placed 1,500,000 shares in escrow pursuant to the agreement with IR.

Critical Accounting Estimates

  The most significant estimates made by management are related to the recoverability of accounts receivable, the value of inventories, as well as valuation assumptions related to the recovery of future tax assets and the fair value of the Company´s assets and liabilities.
Changes in Accounting Policies Including Initial Adoption

During the fiscal year ended June 30, 2005 the Company did not adopted any new accounting policies.

Other MD&A Requirements

As of October 28, 2005, the Company has 39,281,385 common shares outstanding.

Additional information is available on SEDAR at www.sedar.com.

Consolidated Financial Statements: Year ending June 2005

QI SYSTEMS INC.

Richmond, B.C.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005 and 2004

(Expressed in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders

QI Systems Inc.

We have audited the consolidated balance sheets of QI Systems Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended June 30, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 6, 2003.

Vancouver, Canada
“AMISANO HANSON”

October 7, 2005, except as to Notes 7 and 12, which are as of October 27, 2005	Chartered Accountants

Comments by Auditor for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company designs and sells readers for use in cash payment systems and has a working capital deficiency, incurred substantial losses from operations and has not achieved positive cash flow, which raises substantial doubt about the Company´s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our report to the shareholders dated September 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada
“AMISANO HANSON”

October 7, 2005, except as to Notes 7 and 12, which are as of October 27, 2005	Chartered Accountants

QI SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

As at June 30, 2005 and 2004

(Expressed in US Dollars)

	2005	2004
	$	$
Assets
Current
Cash	59,950	12,158
Receivables	40,784	30,878
Share subscriptions receivable – Note 7	6,635	87,300
Prepaid expenses – Note 7	410,545	1,550
Inventory – Note 4	192,237	218,589
	710,151	350,475
Equipment – Note 5	9,106	12,481
	719,257	362,956
Liabilities
Current
Payables and accruals – Notes 6, 7, 11 and 12	808,094	515,168
Shareholder loans – Note 6	21,392	17,125
Deposits received	16,578	16,279
	846,064	548,572
Shareholders´ Deficiency
Share capital – Notes 7 and 12	11,225,477	10,820,977
Share capital subscribed – Notes 7 and 12	692,333	87,300
Contributed surplus – Note 7	260,318	203,169
Deficit	(12,218,019)	(11,235,840)
Cumulative translation adjustment	(86,916)	(61,222)
	(126,807)	(185,616)
	719,257	362,956

Nature and Continuance of Operations – Note 1

Commitments and Contingencies – Notes 7, 11 and 12

Subsequent Events – Notes 7, 11 and 12

Approved by the Directors:

“Steve Garman”	Director
“Matthew Yugovich”
Director

QI SYSTEMS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended June 30, 2005, 2004 and 2003

(Expressed in US Dollars)

	2005	2004	2003
	$	$	$

Revenue	390,111	383,722	325,422

Cost of goods sold	216,652	75,320	84,742
	173,459	308,402	240,680

Expenses
Administration – Note 6	406,154	419,060	305,404
Amortization	3,375	4,697	5,974
Bad debt (recovery)	(131)	13,887	5,000
Corporate finance	-	116,166	-
Development costs – Note 6	269,997	284,190	341,154
Financing costs and interest – Notes 6 and 7	112,468	5,554	38,757
Investor relations – Notes 6 and 7	42,313	240,606	4,414
Marketing	221,683	207,782	171,911
Professional fees	65,102	59,500	78,415
Stock-based compensation – Note 7	57,149	203,169	-
	1,178,110	1,554,611	951,029
Operating loss	(1,004,651)	(1,246,209)	(710,349)
Interest income	-	-	174
Gain on settlement of debt	22,472	62,314	-
Net loss	(982,179)	(1,183,895)	(710,175)

Deficit, beginning of year	(11,235,840)	(10,051,945)	(9,341,770)
Deficit, end of year	(12,218,019)	(11,235,840)	(10,051,945)
Loss per share – basic and diluted – Note 10	(0.04)	(0.06)	(0.04)

QI SYSTEMS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended June 30, 2005, 2004 and 2003

(Expressed in US Dollars)

	2005	2004	2003
	$	$	$
Cash Flows related to Operating Activities
Net loss for the year	(982,179)	(1,183,895)	(710,175)
Adjustments to reconcile net loss used in Operations
Stock-based compensation	57,149	203,169	-
Investor relations expense	42,313	-	-
Finance fee	45,313	-	-
Gain on settlement of debt	(22,472)	(62,314)	-
Amortization	3,375	4,697	5,974
	(856,501)	(1,038,343)	(704,201)
Changes in non-cash working capital items
Receivables	(9,906)	5,327	1,555
Prepaid expenses	(6,675)	7,778	(2,981)
Inventory	26,352	(30,255)	(45,164)
Payables and accruals	191,540	115,866	252,307
Deposits received	299	16,279	(25,000)
	(654,891)	(923,348)	(523,484)

Cash Flows related to Investing Activity
Investment in capital assets	-	-	(1,310)

Cash Flows related to Financing Activities
Proceeds from (repayment of) shareholder loans	4,267	(90,559)	119,500
Proceeds from share issuances, net of issue costs	397,865	970,450	335,979
Proceeds from share capital subscribed	248,270	-	-
	650,402	879,891	455,479
Effect of foreign currency translation on cash	52,281	64,465	(23,496)
Net increase (decrease) in cash	47,792	21,008	(92,811)
Cash (cash deficiency), beginning	12,158	(8,850)	83,961
Cash (cash deficiency), ending	59,950	12,158	(8,850)
Supplementary cash flow information:
Interest received	-	-	174
Interest paid	(909)	(1,849)	(6,831)
Income taxes paid	-	-	-

Non-cash Transaction – Note 15

QI SYSTEMS INC.

Notes to the Consolidated Financial Statements

June 30, 2005

(Expressed in US Dollars)

Note 1 Nature and Continuance of Operations

QI Systems Inc. (“QI” or “the Company”) was incorporated in 1978 under the British Columbia Company Act. The Company manufactures, designs and sells readers that allow the use of cash payment systems for selfserve applications such as vending, gaming, laundromat machines, transit fare collection systems and newspaper vending machines.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2005, there was substantial doubt that the Company would be able to continue as a going concern.

The Company has accumulated a deficit of $12,218,019 since inception, has yet to achieve profitable operations and has a working capital deficiency of $135,913 at June 30, 2005. The Company requires additional capital and revenue sources. The outcome of these matters cannot be predicted with any certainty at this time. The Company has historically satisfied its capital needs by issuing equity securities. These financial statements do not give effect to any adjustments and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in United States dollars and, except as described in Note 14, conform in all material respects with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management´s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

QI SYSTEMS INC.

Notes to the Consolidated Financial Statements

June 30, 2005

(Expressed in US Dollars)

Note 2 Significant Accounting Policies (continued)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, QI Systems International Inc., incorporated under the laws of the State of Texas, and Magnatron Inc. (inactive), incorporated under the laws of the State of Nevada. All inter-company transactions have been eliminated.

Amortization of Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the following annual rates and method:

Furniture and fixtures 20% declining balance

Computer equipment 30% declining balance

In the year of acquisition amortization is provided for at onehalf the annual rate.

Inventories and Cost of Goods Sold

The Company records inventories at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.

Cost of goods sold comprises materials, direct labour and direct overhead expenditures incurred in the production process.

Revenue Recognition

Revenues are derived primarily from equipment sales and nonrecurring engineering fees. Revenue is recognized upon delivery of equipment and completion of nonrecurring engineering work and collection is reasonably assured. Service, installation and contract revenue is recognized upon completion and acceptance and collection is reasonably assured.

Development Costs

Development costs include ongoing research and development of the modular payment systems. Development costs are expensed as incurred unless they meet the criteria for deferral under the Canadian generally accepted accounting principles.

Note 2 Significant Accounting Policies (continued)

Foreign Currency Translation

The Company´s functional currency is Canadian dollars (“CDN dollars”). Monetary items denominated in a foreign currency other than CDN dollars are translated into CDN dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

The Company´s reporting currency is United States dollars (“US dollars”) and CDN dollar amounts are translated using the current rate method. Assets and liabilities are translated at exchange rates prevailing at the balance sheet date and revenue expense items at actual or average exchange rates for the year. Translation adjustments arising from changes in exchange rates are accounted for as a separate component of shareholders´ equity as the cumulative translation adjustment.

Income Taxes

The Company records income taxes in accordance with the Canadian Institute of Chartered Accountants´ recommendations for accounting for income taxes. Under these recommendations current income taxes recognize the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax basis and the accounting basis of assets and liabilities, as well as for the benefits of losses available to be carried forward to future years for tax purposes that are more likely-than-not to be realized.

Stockbased Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 7. Effective for the year ending June 30, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for stock options granted to employees, consultants and directors. Compensation expense is recognized over the options´ vesting period.

The Company recognizes an expense for the fair value of options granted. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Note 2 Significant Accounting Policies (continued)

Warrants

Consideration received on the exercise of warrants or purchase of stock is credited to share capital.

Detachable warrants are allocated a portion of the proceeds from debt or share issues based on fair values and included in additional paidin capital warrants until the warrants are exercised or expired.

Note 3 Financial Instruments

The fair value of the Company's cash, receivables, payables and accruals, shareholder loans and deposits approximates their carrying amount due to the relatively short periods to maturity of the instruments.

The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent losses. For other debts, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

The Company is exposed to fluctuations in foreign currencies through accounts receivable and accounts payable to be settled in Canadian dollars. The Company monitors this exposure, but had no hedge positions at June 30, 2005 or 2004.

Note 4 Inventory

	2005	2004
	$	$
Raw materials	125,516	163,748
Finished goods	66,721	54,841
	192,237	218,589

Note 5 Equipment

		2005			2004
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$

Furniture and fixtures	22,268	19,315	2,953	22,268	18,578	3,690
Computer equipment	74,049	67,896	6,153	74,049	65,258	8,791
	96,317	87,211	9,106	96,317	83,836	12,481

Note 6 Related Party Transactions and Balances – Notes 7 and 12

During the years ended June 30, 2005, 2004 and 2003, the Company incurred fees charged by directors and officers of the Company and their related companies. These transactions are in the normal course of operations and are measured at the exchange amount which was the amount established and agreed to by the related parties and are as follows:

	Years ended June 30,
	2005	2004	2003
	$	$	$

Administration	253,142	155,867	205,834
Development costs	56,610	58,276
Financing costs and interests	45,313

	355,065	214,143	205,834

As at June 30, 2005, included in payables and accruals was $372,514 (2004: $246,336) due to directors and officers of the Company and former directors and officers of the Company relating to the above expenses. Included in shareholders loans is $2,494 due to a director of the Company. These loans are unsecured, non-interest bearing and have no repayment terms.

During the year ended June 30, 2005, the Company issued 170,454 common shares at $0.22 per share for proceeds of $37,500 pursuant to a private placement to directors of the Company.

Note 7 Share Capital and Contributed Surplus – Note 12

Authorized:

200,000,000 common shares with no par value

	Share Capital		Contributed
	Number of	Amount	Surplus
Issued and outstanding:	Shares	$	$
Balance, June 30, 2003	16,363,501	9,419,686	-
Issued for cash pursuant to private placements	4,866,120	979,950	-
Exercise of warrants for cash	20,000	8,000	-
Issued in settlement for debt	1,176,977	413,341
Stock-based compensation	-	-	203,169
Balance, June 30, 2004	22,426,598	10,820,977	203,169
Issued for cash pursuant to private placements	1,760,455	387,300	-
Exercise of warrants for cash	43,000	17,200	-
Stock-based compensation	-	-	57,149
Balance, June 30, 2005	24,230,053	11,225,477	260,318

Shares Issued:

During the year ended June 30, 2005 the Company:

• Issued 396,819 common shares for proceeds of $87,300 pursuant to a private placement completed on April 1, 2004. The shares had been accounted for as share capital subscribed at June 30, 2004.

• Completed a private placement for proceeds of $300,000. The placement consisted of 1,363,636 units at $0.22 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 per share prior to November 17, 2006.

During the year ended June 30, 2004 the Company:

• Completed a private placement for proceeds of $250,000. The placement consisted of 1,666,665 units at $0.15 per unit; each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.20 per share prior to October 27, 2005.

• Issued 1,176,977 common shares to settle debt of $413,341 at an average price of $0.35 per share.

Note 7 Share Capital and Contributed Surplus – Note 12 (continued)

Shares Issued: (continued)

• Completed a private placement for proceeds of $217,250. The placement consisted of 869,000 units at $0.25 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.35 prior to November 17, 2005.

• Completed a private placement for proceeds of $512,700. The placement consisted of 2,727,273 units at $0.22 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 per share prior to April 1, 2006.

Commitments:

Share capital subscribed:

As at June 30, 2005, proceeds of $120,300 representing 1,203,000 shares at $0.10 per share had been received by the Company as subscription for a private placement to be completed subsequent to June 30, 2005 (Note 12). The Company paid $12,030 in share issuance costs related to these subscriptions.

As at June 30, 2005, proceeds of $150,000 representing 1,000,000 shares at $0.15 per share had been received by the Company as subscription for a private placement to be completed subsequent to June 30, 2005 (Note 12). The Company paid $10,000 in share issuance costs related to this private placement.

As at June 30, 2005, the Company had a share subscriptions receivable of $6,635 with respect to 30,160 common shares issued to a director of the Company at $0.22 per share pursuant to a private placement. This subscription was paid subsequent to June 30, 2005.

As at June 30, 2004, the Company had a share subscriptions receivable of $87,300 with respect to 396,818 common shares issued at $0.22 per share pursuant to a private placement. This subscription was paid during the year ended June 30, 2005.

On May 25, 2005, the Company entered into an Investors Relations agreement with an arms-length party which requires the Company to irrevocably issue 3,000,000 common shares of the Company, valued at $435,000, to the investor relations firm ("IR") as follows:

• 1,500,000 shares within 5 days of the agreement date;

• 750,000 shares within 185 days of the agreement date and,

• 750,000 shares within 275 days of the agreement date.

Note 7 Share Capital and Contributed Surplus – Note 12 (continued)

Commitments: (continued)

Share capital subscribed: (continued)

One half of the shares issued at each date are to contain an escrow trading restriction until May 26, 2006.

Pursuant to this agreement, a shareholder and an officer of the Company loaned the Company 750,000 free trading shares which were delivered to IR prior to June 30, 2005 on behalf of the Company for the following consideration:

• Debt of $36,250 (included in accounts payable and accruals at June 30, 2005) for 250,000 common shares delivered to IR by a shareholder of the Company. This debt was settled by a private placement completed subsequent to June 30, 2005 (Note 12); and

• 500,000 common shares to be issued for 500,000 common shares delivered to IR by an officer of the Company. In addition, the Company agreed to issue a further 312,500 common shares, valued at $45,313, to this officer as a financing fee.

The Company has recorded the commitment of 3,000,000 common shares ($435,000) as a prepaid investor relations expense to be expensed over the term of the agreement, to May 26, 2006. In this regard, at June 30, 2005, the Company had expensed $42,313 as investor relation fees.

Subsequent to June 30, 2005, the Company issued the remaining 750,000 shares to IR and the 812,500 shares to the officer of the Company and also placed 1,500,000 shares in escrow, all pursuant to the above noted agreement.

Warrants

Share purchase warrants outstanding to acquire an equal number of common shares as of June 30, 2005 are as follows:

Number of	Exercise	Expiry
Warrants	Price	Date
1,666,665	$0.20	October 27, 2005
869,000	$0.35	November 17, 2005
2,727,273	$0.30	April 1, 2006
1,363,636	$0.30	November 17, 2006
6,626,574

Subsequent to June 30, 2005, 633,333 warrants expired unexercised.

Note 7 Share Capital and Contributed Surplus – Note 12 (continued)

Commitments: (continued)

Escrow Shares

Issued share capital includes 750,000 shares held in escrow subject to release at the direction of the British Columbia Securities Commission.

Stock Options

The Company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date as a minimum and may be granted for periods of up to five years. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2005 the total number of options approved for issue is 2,175,000, of which no more than 1,085,000 options may be granted to insiders.

A summary of the status of the Company's stock option plan as of June 30, 2005 and 2004, and changes during the years ending on those dates, is presented below:

	2005			2004
	Number	Weighted Average		Number	Weighted Average
	of	Exercise Price		of	Exercise Price
	Options	US$	CDN$	Options	US$	CDN$
Outstanding, beginning of year	1,298,000	0.83	1.11	1,507,500	0.81	1.25
Granted	879,500	0.15	0.18	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	(397,000)	1.25	1.54	(209,500)	1.18	1.59
Outstanding, end of year	1,780,500	0.43	0.53	1,298,000	0.83	1.11

Note 7 Share Capital and Contributed Surplus – Note 12 (continued)

Commitments: (continued)

Stock Options (continued)

				Options
Options Outstanding				Exercisable
			Weighted
			Average
		Number	Remaining	Number
		Outstanding	Contractual	Exercisable
Exercise Price		at June 30,	Life	at June 30,
US$	CDN$	2005	(Years)	2005
0.15	0.18	879,500	4.51	439,750
0.50	0.61	300,000	2.82	300,000
0.50	0.61	434,000	2.50	434,000
1.63	2.00	167,000	0.48	167,000
		1,780,500	3.36	1,340,750

The options expire at various dates between December 22, 2005 and December 31, 2009 and are exercisable at amounts ranging from $0.15 to $1.63.

During the years ended June 30, 2005 and 2004 the Company expensed the stock option benefit of $57,149 and $203,169 respectively, which were estimated using the Black Scholes Option Pricing Model over the vesting term, with the following assumptions:

	2005	2004
Risk free rate	3.8%	4.06% - 4.20%
Dividend yield	0%	0%
Expected volatility	115%	69% - 703%
Weighted average expected stock option life	5 years	2 – 5 years

Note 8 Segmented Information

The Company operates in one business segment: the development, manufacture and installation of unattended smartcard applications.

Revenues by country are as follows:

	2005	2004	2003
	$	$	$

Canada	273,194	267,970	175,505
United States	116,917	115,752	149,317
United Kingdom			600
	390,111	383,722	325,422

All capital assets are located in Canada.

During the year ended June 30, 2005, one customer accounted for 60% of revenues.

During the year ended June 30, 2004, one customer accounted for 63% of revenues.

During the year ended June 30, 2003, three customers accounted for 48%, 24% and 11% of revenues respectively.

Note 9 Income Taxes

The Company has accumulated non-capital losses in Canada totalling $7,018,574 and non-capital losses in the United States totalling $154,281 for income tax purposes, which may be deducted in the calculation of taxable income in future years. The losses expire as follows:

	Canada $	United States $
2006	1,025,284
2007	991,993
2008	1,248,591
2009	1,159,337
2010	842,684
2011	984,063
2012	766,622
2025	-	154,281
	7,018,574	154,281

Note 9 Income Taxes (continued)

In addition, the Company has incurred scientific research and experimental development expenditures (SR&ED) of approximately $2,232,625 for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

The Company has also accumulated nonrefundable investment tax credits of $513,622 which may be applied against taxes payable in future years, and which expire at various dates commencing 2006.

These amounts are subject to review and revision by tax authorities and the potential tax benefit which may result from future application of the losses, SR&ED expenditures, nonrefundable investment tax credits, and capital cost allowance is not reflected in these financial statements. The Company´s future tax assets and liabilities at enacted corporation tax rates are as follows:

	2005	2004
Canadian federal and provincial tax rates	35.62%	35.62%
Unites States rate	15.00%
Income tax recovery based on statutory rates:
Losses carried forward	$ 2,523,158	$ 2,427,441
Scientific research and experimental development expenditures	796,922	766,666
Investment tax credit	513,622	467,850
Valuation allowance for future income tax assets	(3,833,702)	(3,661,957)
	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and, accordingly, a full valuation allowance has been applied.

Note 10 Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year of 23,674,454 shares (2004: 19,445,139 shares; 2003: 16,046,378 shares). Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is antidilutive.

Note 11 Commitments and Contingencies – Note 12

Obligations under the operating lease on the office premises are:

$

2006	57,684
2007	52,877
110,561

The Company is party to a settlement agreement, dated March 31, 1999, between various shareholders and directors of the Company. As a condition of this settlement, and in exchange for certain rights relating to the intangible assets of the Company, the Company has agreed to indemnify certain shareholders against potential tax liabilities and related incidental costs that may result on the transfer of escrow shares as determined in the settlement agreement. The amount of the potential liability is not determinable, and accordingly, no provision has been made in these financial statements. To date, no claims have been made.

During the year ended June 30, 2003, a former director and officer of the Company filed a complaint under the Employment Standards Act for fees of $130,445 plus interest. In September 2004, the Company settled this claim for $100,000 payable as to $8,333 per month beginning September 15, 2004. The former director and officer of the Company has been granted security for the claim against accounts receivable and the Company accrued an adequate provision included in the payables and accruals for the settlement. Subsequent to June 30, 2005 the claim was paid in full and all claims against the Company´s assets were discharged.

Various other claims by suppliers and professionals for unpaid balances are pending against the Company and, in management's opinion, these claims are unfounded and no provision has been made in the financial statements. These claims total approximately $12,450.

Note 12 Subsequent Events – Notes 7 and 11

Subsequent to June 30, 2005:

The Company completed a private placement of 6,820,500 units at $0.10 per unit for gross proceeds of $682,050. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.25 per share. The warrants expire on August 31, 2006. In connection with this placement the Company paid $68,205 in cash and issued 150,000 common shares as commissions. At June 30, 2005, the Company had received $120,300 as subscriptions for this placement.

Note 12 Subsequent Events – Notes 7 and 11 (continued)

The Company completed a private placement of 4,641,667 units at $0.15 per share for gross proceeds of $660,000 and a debt settlement of $36,250 to a director of the Company included in payables and accruals at June 30, 2005. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 per share. The warrants expire on August 31, 2007. In connection with the private placement the Company incurred share issuance costs of $10,000, which was included in payables and accruals at June 30, 2005. At June 30, 2005, the company had received $150,000 as subscriptions for this placement.

The Company issued 1,033,332 common shares pursuant to the exercise of share purchase warrants at $0.20 per share for total proceeds of $206,666. The remaining 633,333 share purchase warrants exercisable at $0.20 per share expired unexercised.

The Company entered into a premise lease agreement until December 2008 which requires monthly lease payments of $2,032 for a total commitment of $73,152.

The Company entered into a consulting agreement for $5,000 per month to June 30, 2006 for a total commitment of $60,000.

Note 13 Comparative Figures

Certain comparative figures for the years ended June 30, 2004 and 2003 have been reclassified to conform to the financial statement presentation adopted for the year ended June 30, 2005.

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain measurement respects with accounting principles generally accepted in the United States (US GAAP).

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Had the Company followed US GAAP, the consolidated statement of shareholder's equity (deficiency) under US GAAP would have been reported as follows:

	2005	2004
	$	$
Share Capital
Common shares	11,225,477	10,820,977
Additional paid-in capital	1,410,984	805,469
Deferred compensation expenses		(56,667)
	12,636,461	11,569,779
Accumulated other comprehensive loss	(86,916)	(61,222)
Accumulated Deficit
Balance, beginning of year	(11,684,173)	(10,500,278)
Loss for the year	(982,179)	(1,183,895)
	(12,666,352)	(11,684,173)
	(116,807)	(175,616)

Had the Company followed US GAAP, the consolidated statements of operations would be the same as under Canadian GAAP after giving effect to the change in stock-based compensation discussed below.

Had the Company followed US GAAP, it would have reported consolidated statements of comprehensive loss within the financial statements as follows:

	2005	2004	2003
	$	$	$
Loss for the year under Canadian and US GAAP	(982,179)	(1,183,895)	(710,175)
Foreign currency translation adjustment	(25,694)	(3,515)	(23,496)
Comprehensive loss under US GAAP	(1,007,873)	(1,187,410)	(733,671)
Loss per common share – basic and diluted
Canadian GAAP	(0.04)	(0.06)	(0.04)
US GAAP	(0.04)	(0.06)	(0.05)

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Had the Company followed US GAAP, it would have reported consolidated statements of cash flows within the financial statements as follows:

	2005	2004	2003
	$	$	$
Cash flows from operating activities
Net loss for the year under US GAAP	(982,179)	(1,183,895)	(710,175)
Items not affecting cash
Stock-based compensation	57,149	203,169	-
Investor relations expense	42,313	-	-
Finance fee	45,313	-	-
Gain on settlement of debt	(22,472)	(62,314)	-
Amortization	3,375	4,697	5,974
Changes in non-cash working capital
Receivables	(9,906)	5,327	1,555
Prepaid expenses	(6,675)	7,778	(2,981)
Inventory	26,352	(30,255)	(45164)
Payable and accruals	191,540	115,866	252,307
Deposits received	299	16,279	(25,000)
Operating activities under US GAAP	(654,891)	(923,348)	(523,484)

Stockbased Compensation

Under Canadian GAAP, effective for fiscal years beginning on or after January 1, 2002, all public companies were required to adopt recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stockbased compensation. Under these requirements, all stock-based payments to nonemployees and direct awards of stock to employees need to be accounted for using a fair value based method of accounting. However, the new standard allowed the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company elected to apply the pro forma disclosure provisions of the new standard to awards granted to employees on or after July 1, 2002 for both US and Canadian GAAP. For the year ended June 30, 2004, however, the Company elected to follow the fair value method of accounting for stock options granted to employees for both US and Canadian GAAP. This will result in a charge to income in respect of the fair value of such options.

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Stockbased Compensation (continued)

For fiscal years prior to June 30, 2003 under US GAAP, the Company used the intrinsic value method as described in APB 25, "Accounting for Stock Issued to Employees", to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable. For options issued to consultants, the Company adopted the fair value method of accounting for stockbased compensation. This requires the options to be valued on the date of grant using the BlackScholes option pricing method as prescribed by FAS 123. Under Canadian GAAP, prior to June 30, 2002 the Company did not record this stock-based compensation.

Comprehensive Income

US GAAP requires disclosure of comprehensive income which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive income is not required to be disclosed under Canadian GAAP.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 15 Non-cash Transaction

Investing and financing activities that do not have an impact on current cash flows are excluded from the statement of cash flows.

During the year ended June 30, 2005, the share capital subscribed includes $444,063 as consideration for investor relations services.

During the year ended June 30, 2004, the Company issued common shares of the Company as settlement of accounts payable totalling $413,341.

These transactions have been excluded from the statement of cash flows.